N E W S R E L E A S E

News Release 2006-11	April 13, 2006

Queenstake Announces Closing of US$10 Million Private Placement from Newmont

Denver, Colorado – April 13, 2006 – Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) has closed its equity private placement with Newmont Canada Limited (Newmont), a subsidiary of Newmont Mining Corporation (NYSE: NEM, TSX:NMC), whereby Newmont purchased 28.51 million Queenstake common shares at Cdn$0.41 per share for gross proceeds of US$10 million. With this purchase, Newmont owns approximately 4.9% of Queenstake’s basic outstanding common shares.

As part of the private placement, Newmont received warrants that can be exercised to acquire up to 28.51 million common shares of Queenstake at a price of Cdn$0.55 for a four-year period, which would generate Cdn$15.7 million in cash if exercised.

In addition, affiliates of Newmont are conveying three of their Nevada exploration properties, including the Shwin Ranch project along the Cortez-Battle Mountain Trend, to Queenstake. Another affiliate of Newmont is selling concentrates and ore from its Nevada operations to Queenstake for processing at its Jerritt Canyon roasting and milling facility in Northeastern Nevada. The contract calls for the purchase of approximately 500,000 tons of concentrates and ore per year over two years. Ore purchases with Newmont may continue for up to three more years if Queenstake has the spare processing capacity.

Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake, said, “We are pleased to have closed this significant transaction. The timely closing allows us to immediately optimize utilization of our Jerritt Canyon milling and roasting facility. It also allows us to accelerate exploration early in the field season.”

Net proceeds from the private placement will be used to fund exploration and for other corporate purposes. Queenstake was advised in this transaction by Blackmont Capital Inc. and will pay advisory fees in connection with the transaction.

The securities referenced herein have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, unless an exemption from registration is available. After a contractual six-month holding period, the shares held by Newmont may be freely traded in Canada.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado. Its principal asset is the wholly owned Jerritt Canyon mining operations and district in Nevada. Jerritt Canyon has produced over seven million ounces of gold from open pit and underground mines since 1981. Current production at the property is from underground mines. The Jerritt Canyon District comprises 119 square miles (308 square kilometers) of geologically prospective ground and represents one of the largest contiguous exploration properties in Nevada.

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For further information call:

Wendy Yang 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Cautionary Statement – This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities regulations and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates and projections of future gold production, processing rates and cash operating costs. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, operational risks, mine development, production and cost estimate risks and other risks which are described in the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com) and Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC; www.sec.gov) as well as the Company’s other regulatory filings. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.